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Cocktails
Great Scott

Music Venue

353 Cambridge St
Allston, MA 02134
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Great Scott previously received $299,600 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 6
Discussion
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THE PITCH
Great Scott is seeking investment to raise additional operating capital for our new home.
THE TEAM
Carl Lavin
Booking Manager

Carl Lavin has worked as the booking manager of the Great Scott for over 15+ years and helped turn the music venue into a fixture in Boston's music and arts scene. He loves music and is extremely dedicated to saving and revamping the rock club.

BUSINESS OVERVIEW

UPDATE: For all of those who have invested in saving an Allston institution, thank you for your support and patience as we worked to explore all viable paths forward. We have located the perfect location to relocate the Great Scott amidst the craziness of 2020. I'm proud to say that we've entered into negotiations with the landlord of the former location of Pizzeria Regina, whose roots and passion for Allston have proven undeniable over the years. Additionally, we've been working with a well-known locally-owned pizzeria to partner on the location so that Great Scott will be able to work to reopen as a loyal Allstonian hub for the arts and watering hole and before Phase 4 of reopening, to help secure our long-term success. A pillar of Boston's vibrant arts community, Great Scott has offered a stage to local musicians, comics, drag queens, and touring acts alike, and welcomed music fans of all kinds in its distinctly unassuming fashion. Spaces like Great Scott represent the life force of a neighborhood. As a landmark business for over 40 years we believe establishments like Great Scott are essential to the fabric of neighborhoods, and in light of Covid-19 will need the community's support to preserve the space for years to come.

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PRESS
Why the demise of Great Scott hurts so much - The Boston Globe

Its unique vibe made the Allston club a favorite of concertgoers and bands alike. And its closing foreshadows harder times ahead for live music in Boston.

Affordable Romantic Places For Dates in Boston - Society19

Affordable romantic places can be difficult to find when you're living in Boston. That being said, here are some of the most affordable romantic places!

Bambara played Great Scott - 2/22 - Noise Floor

Brooklyn noisemakers Bambara headlined Saturday night at Allston's Great Scott with support from Way Out and Kal Marks. On the heels of their excellent new record Stray, punk-blues five piece Bambara rolled into a packed Great Scott this weekend with an air of confidence. I've caught...

Coronavirus: MA Musicians Go 'Live' To Survive In Tough Times

With venues closed to entertainment, Boston-area artists are turning to livestreams to raise money for those in the industry and themselves.

This is a preview. It will become public when you start accepting investment.
Great Scott has been an important part of Boston's arts community for years. It's my intention to continue its tradition of offering a place for artists to perform and develop and for fans to be able to have a safe environment to see them play. This campaign is designed to initially secure the lease, liquor license, and fund partial build-out of Great Scott's new home in Allston. If Great Scott ever felt like it was yours, you were right and you now have the opportunity to own a part of the efforts to save it going forward.
The Opportunity

We're saving Great Scott, in both name and experience, by relocating it to a new location while remaining in Allston in both spirit and presence. We've entered negotiations with the owners of 353 Cambridge Street, the former location of Allston's Pizzeria Regina, we're letting the community vote with their wallets to save a cultural institution and invest in the future of Allston.

The Business

Great Scott, both in brand and function, plays a unique role in Boston's small business ecosystem, juxtaposing arts and entertainment through a niche business model. At the 240-300 person capacity range, Great Scott is able to function as both an ideal venue for up-and-coming local artists while also filling the void for the majority of national touring acts, who have strong loyal fanbases, but not enough demand to fill the larger venue tier (e.g. The Sinclair, Royale, TD Garden, Gillette Stadium). Our plan for the new iteration of the Great Scott pays homage to everything that made the former location at 1222 Commonwealth Ave. a cultural landmark, while adapting lines of business to diversify revenue streams amidst short-term uncertainty.

Great Scott's business model and revenues have traditionally come from two lines of business:

Bookings and Ticketing

Bar Revenue

The relocated Great Scott is focused on preserving a local institution for years to come by decreasing bar revenue's reliance on ticketing, partnering with a locally owned restaurant partner to enable operations before phase four, and providing Allstonians and greater Bostonians alike with the best damn place ever to experience Boston's music scene across the decades.

Management and Entity

Carl Lavin has had over 15 years of experience in the live venue booking & management industry. Before leaving his job to acquire Great Scott, Carl was an employee of Bowery Presents, one of the industry leaders for live entertainment booking, for 16 years. Carl has extensive experience across the multiple lines of business operations in the industry and intends to return a tier 1 management team composed of other veterans familiar to those in Boston live music scene.

Chowderquake LLC, the entity created to acquire the Great Scott brand is wholly owned by Carl Lavin.

Saving A Beloved Venue

Artists and fans from around the world come to Great Scott. When General Manager Tim Philbin announced that Great Scott would not re-open on Facebook, the post received thousands of likes, comments, and shares from disappointed fans and musicians. There is a deep love for venues like ours and the community has already rallied around saving it: our petition has already generated over 20,000 signatures. We clearly have community buy-in and feel confident that the greater Boston arts community will continue to make Great Scott a success once shows can safely resume.

The Opportunity

Knowing how important Great Scott is to so many in our community, we want to give fans a way to support our future in a tangible way. Funds raised will go towards taking over the lease so that the venue can, at the very least, survive. From there, however, we also intend to make improvements to ensure that the future of Great Scott is even brighter. Improvements include soundproofing, which will benefit other local retailers and residents in nearby apartments, and making additional repairs. We intend to do this work to "make the most" of this time when a packed house wouldn't be feasible to begin with. When things do re-open, Great Scott will be in the best possible shape to bring music fans together in a safe and welcoming environment.

Music and togetherness will be more important than ever before once we emerge from this pandemic. Now that we're stuck at home, isolated, we're realizing just how important community is. Arts are essential to our wellbeing and make up the heart and soul of our neighborhoods. We believe that's why there was such a groundswell of support when it was announced that the Great Scott would close. Through this campaign, you can take an active role not just in saying that you want the Great Scott to stay put, but in demanding that your Main Street still belongs to you.

Experience

Carl Lavin of Bowery Boston has booked shows for Great Scott for years. Closely involved with the previous owner of Great Scott, his aim is to take over the lease and company while making improvements to the venue. With ties to the arts community, Great Scott's management team, and the landlord, Carl is well suited to take over running Great Scott and keep the legacy alive.

In the Press

Why the demise of Great Scott hurts so much- Boston Globe

This Show Is Tonight: Marika Hackman plays Great Scott- Vanyaland

Affordable Romantic Places For Dates in Boston- Society 19

BAMBARA PLAYED GREAT SCOTT – 2/22- Noise Floor

Coronavirus: MA Musicians Go 'Live' To Survive In Tough Times- Patch

Updates
SEPTEMBER 30TH, 2020
As we near the end of the campaign...

Hi Investors!

We've got less than 12 hours left in the campaign and it remains stupefying to me that so many people have come together and get behind the efforts to keep a slice of what makes Boston important alive. With the encouraging news yesterday that the Governor is easing restrictions on live performance venues, it's all that much more exciting to believe that we can get back to what we called normal before and likely before Great Scott is even ready to reopen after the needed renovations are complete!

There's still work underway to get closer to putting pen to paper on the lease, but with your support the finances necessary aren't going to be a prohibitive hurdle to sustaining the spirit of Great Scott. Having said that, the costs aren't going to be fully covered by the campaign and if you feel like you want to add more to your investment or want to help encourage others to get on board, we've got until the stroke of midnight tonight to keep the returns on investments coming right back to the community, which was the goal for us all along.

There are many of us that have been working dilligently on this campaign, spreading the word and working with the landlord of The Depot/Regina's and all kinds of other things as we've travelled the path since the announcement that GS wouldn't reopen in May and I feel like I can speak for all of them when I thank you for not only the financial support but the motivation to push forward that has come with your decision to join the team. We're all looking forward to making you proud.

Thank you!

Carl

SEPTEMBER 18TH, 2020
Closer to the goal line...

Hi All,

Here's a pretty good update, if I do say so myself... I have signed a Letter Of Intent with the landlord of the former Regina Pizzeria space in Allston! We've still got some hurdles to clear en route to getting a lease in place and to get started converting the space to a live music venue, but the forward momentum continues to be strong.

We've got less than two weeks before the deadline for investment contributions so if you've been sitting on additional investment waiting for more good news, well here it is so feel free to dig in. And if you find yourself with a moment to post the link to the investment campaign encouring others to get on board it'd be hugely appreciated as well.

Thank you all for every bit of your support, it continues to motivate me to get this done and to get ready for when the rock can come back!

~C.

SEPTEMBER 4TH, 2020
Well that escalated quickly...

Hi All!

For those not following along on the Great Scott socials, or stations such as WBUR and WGBH this week, we've had GREAT Conversations with the Arcands, the stewards of the former Allston Depot, most recently occupied by Regina Pizzeria at the other end of Harvard Ave./Cambridge St. in Allston. Everything we've got in mind for the space is everything we could have imagined. It truly feels like the ball is squarely in our court! There's still much to do on our end, as you might expect. While we're extremely happy to surpass our initial target raise (thanks to all of you!) the closer we can get to the max target the better the Great Scott experience will be for both fans and artists alike which has always what we've always strived for over the years. If you have the means and motivation to do so, please consider investing more in Great Scott and please feel free to share the offering on Facebook/Twitter/Instagram/Smoke Signal/Skywriter. Stay tuned for more really, really positive developments and thanks again for being part of what could become a bright spot in a 2020 that, well... doesn't have a lot of them.

AUGUST 19TH, 2020
We're Back, Baby!

For all of those who have invested in saving an Allston institution, thank you for your support and patience as we worked to explore all viable paths forward.

We have located the perfect location to relocate the Great Scott amidst the craziness of 2020. I'm proud to say that we've entered into negotiations with the landlord of the former location of Pizzeria Regina and Arcand Associates, the owners of the location, whose roots and passion for Allston have proven undeniable over the years.

Additionally, we've been working with a well-known locally-owned pizzeria to partner on the location so that Great Scott will be able to work to reopen as a loyal Allstonian hub for the arts and watering hole and before Phase 4 of reopening, to help secure our long-term success.

If you're already an investor in Great Scott, you should be getting an email asking you to reconfirm your investment from MainVest in the next 24 hours - We appreciate your support so far and would love for you to continue on this journey with us, for all of Allston.

- Carl Lavin

JULY 10TH, 2020
The Great Scott dream remains alive!

Hi all!

Just looking to keep everyone updated on our campaign and the path to re-establishing Great Scott.

I've been having conversations with local stakeholders trying to identify new locations (focusing primarily in Allston) that can foster the spirit of Great Scott and continue to provide space for artists and fans to enjoy the live music experience in an intimate, encouraging and welcoming setting there always has been.

Thank you for joining me on the journey to saving Great Scott and I hope that you will stay with us as there is much to come so stay tuned for updates. And thank you again for being part of this effort.

- Carl Lavin

JUNE 25TH, 2020
The journey...

Hi Everybody!

I don't know if I know the words that can express my deep gratitude to everyone who has joined up in in this campaign to preserve Great Scott so it could continue as a vital space for artists, fans and as a hub for community that provides such valuable benefits to the neighborhood specifically and the city and region in general. It's challenging in a message like this not to use "I" or "Me" because every single aspect of this has been about "we" and "us." WE know what Great Scott means. WE know what has been happening in Allston over the years as the institutions that give the neighborhood its unique character continue to fall by the wayside in exchange for condos or convenient stores. WE know that Great Scott was for US. It was different for those of US that didn't want to settle for whatever homogenous pablum the rest of the city serves up in multitudes and were lapped up by people who should have just lived in a suburb if they wanted everything to be the same as anywhere else. This campaign has always been about trying to get a win for US. I sure would love to own a rock club, but that was never the point when we launched this and wasn't the point when you joined up in the cause. There's been a lot to learn and take away from what we've accomplished by even trying to fight for something that matters in Allston and it's all still processing even as this message is being typed. What's clear is that WE were able to come together in great numbers, whether via petition or having almost $200,000 in investments made in less than a month, to demonstrate that we can come together and rally around a common cause for the common good. Not every fight is won, but it's the fight that matters. This is one of those times when each and every one of you could thank each and every other one of you for being a part of something that was special. I'm truly grateful that I got to witness it and be a part of it happening.

Having said all that, the deal that Oak Hill is intending to move forward with is not yet final. Where there's light, there's hope and if in the event that the situation changes on their end we'll be ready. And since they haven't demonstrated they do already, they'll then understand what community means.

Thank you all for every aspect of the support that has been shown. I'm very, very proud to have been part of this campaign and hope for a fairy tale ending for us all as a reward for it.

- Carl Lavin

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovation $2,500
Mainvest Compensation $1,200
Bar Improvements $2,500
Stage Equipment $1,000
Liquor License Acquisition Costs $12,800
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $458,706 $1,829,648 $1,844,608 $1,859,702 $1,874,933
Cost of Goods Sold $279,353 $1,125,994 $1,135,102 $1,144,289 $1,153,556
Gross Profit $179,353 $703,654 $709,506 $715,413 $721,377

EXPENSES

Rent $103,000 $240,000 $240,000 $240,000 $240,000
Salaries $96,354 $158,625 $161,798 $165,033 $168,334
Operating Expenses $51,250 $92,867 $93,427 $94,011 $94,589
Administrative Expenses $20,900 $42,009 $42,219 $42,430 $42,642
Other $12,188 $68,750 $68,750 $68,750 $68,750
Operating Profit $-104,339 $101,403 $103,312 $105,189 $107,062
This information is provided by Great Scott. Mainvest never predicts or projects performance, and has not reviewed or audited this

financial forecast. Please see below for additional risk disclosures.
Documents
Investment Round Status

$20,000

TARGET

$100,000

MAXIMUM

This investment round closes on January 13, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Chowderquake LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.6×
Business's Revenue Share 0.3%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

Great Scott was established in May, 2o2o. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

The Company may need additional capital above the range specified in the MainVest raise. Additionally, the financial forecasts contained in the offering memorandum are based on a starting point consistent with the beginning of a Phase 4 re-opening. The Company expects there to be some operations in a limited capacity prior to a more full reopening, however, due to uncertainties on timing and the nature of those operations, the financial forecasts do not reflect those uncertainties

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Great Scott to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Great Scott operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Great Scott is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Great Scott competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Great Scott's core business or the inability to compete successfully against the with other competitors could negatively affect Great Scott's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Great Scott's management or vote on and/or influence any managerial decisions regarding Great Scott. Furthermore, if the founders or other key personnel of Great Scott were to leave Great Scott or become unable to work, Great Scott (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Great Scott and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Great Scott is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Great Scott might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Great Scott is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Great Scott

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Great Scott's financial performance or ability to continue to operate. In the event Great Scott ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Great Scott nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Great Scott will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Great Scott is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Great Scott will carry some insurance, Great Scott may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Great Scott could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Great Scott's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Great Scott's management will coincide: you both want Great Scott to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Great Scott to act conservative to make sure they are best equipped to repay the Note obligations, while Great Scott might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Great Scott needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Great Scott or management), which is responsible for monitoring Great Scott's compliance with the law. Great Scott will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Great Scott is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Great Scott fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Great Scott, and the revenue of Great Scott can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Great Scott to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Great Scott. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...

James A.Somerville, MAa month ago

Go Carl Go!

Reply

Alexander P.Arlington, MAa month ago

Bring back krill

Reply

Joseph K.Londonderry, NHa month ago

I hope to book some performances at the new location

Reply

David M.Medfield, MAa month ago

Some of the best shows I've seen and played were at Great Scott, and the incredible response to this opportunity, is proof that it wasn't all about the room itself. Something magical just happens when you bring a bunch of passionate music loving Bostonians together. On behalf of Air Traffic Controller, truly excited to be investing alongside likeminded musicians and fans that share the same love for Great Scott.

Reply

Conor C.Brighton, MAa month ago

I love you! I miss you!

Reply

Valerie L.Jamaica Plain, MAa month ago

bring back the music! 🎶

Reply

Michael M.Maynard, MAa month ago

In Carl We Trust.

Andre A.Roslindale, MAa month ago

I supported this to keep great independent artist music venues alive in Boston at a place that historically still respected the musicians and fans alike and treated them like human beings. Hope the same is true of Great Scott´s next incarnation.

Stephanie G.Memphis, TNa month ago

Now I'm part owner in the place that taught me what community is. <3

Peter W.Allston, MAa month ago

I supported this to make sure another great venue doesn't close down due to the pandemic.

Sidewalk D.Boston, MAa month ago

Investing on behalf of Sidewalk Driver! 🤘

Nathan F.West Hartford, CTa month ago

I invested because I care about local music scenes!

John M.a month ago

Carl - thanks for organizing, great idea! Do you have any details on stage set up, capacity, food/bar, etc. for the new space? thanks!

Cara G.Somerville, MAa month ago

can't wait for great scott to come back!

Katherine I.Allston, MAa month ago

I invested because I want Allston to stay weird

Timothy S.Medford, MAa month ago

So many years, so many shows, Great Scott is a staple of not only Allston but the entire local music scene. This is why Black Helicopter supports Carl's efforts to relocate and reopen Great Scott. Good luck and be well.

James G.Hyannis, MAa month ago

I invested because I support Carl's vision.

William A.Quincy, MAa month ago

Yay

Erica L.Allston, MAa month ago

I invested because I believe in the power of live entertainment in building community and nurturing the human spirit.

Erik S.Boston, MAa month ago

I am finally financially able to contribute! Thank you to Carl and everyone who has put this together!

Thomas B.Milton, MAa month ago

I invested because live music matters.

Noreen H.Allston, MAa month ago

Actually more of a jazz/cabaret person, but supporting live arts is so critical now. I hope this works out for you and all of us. Maybe you could do one weekday night a week of jazz or cabaret?

Lauren R.Salem, MAa month ago

I invested because DDDUUUHHH. Best club. Best owner.

Kristina L.Cambridge, MAa month ago

Go Great Scott!!

David B.Jamaica Plain, MAa month ago

We who are about to rock salute you.

John M.a month ago

Carl - thanks for organizing, great idea! Do you have any details on stage set up, capacity, food/bar, etc. for the new space? thanks!

Scott L.Cambridge, MAa month ago

My first concert in Boston was at the Great Scott, and have been there many times since! Always had the best small club vibe, hope the new location can keep some of that uniqueness

Thomas H.Somerville, MAa month ago

I'm curious about the differences in the Target and Max goals, more specifically the liquor license. There is a significant difference, $23k vs $151k. Does this mean that if Max funds are not reached, it will not be a full liquor license?

Jonathan L.Quincy, MAa month ago

Consider investing in a new Great Scott to help keep Allston & Boston great places for live music. Sounds like they might end up at a better space, too.

Jake B.Shirley, MAa month ago

I invested because I love this venue and know that music will always be a part of the Boston area. There will always be new bands and new people interested in this and the market will exist when things go back to "normal".

Brian M.Kellogg, ID2 months ago

Happy to be a part of the new Great Scott! Let's keep the energy alive for all to enjoy.

rickie p.Boston, MA2 months ago

I supported this to keep the music going

Steven K.Providence, RI2 months ago

Support the businesses you love or they will all end up as BOA ATM stalls.

JoEllen Y.Brighton, MA2 months ago

small local rock clubs rule

Samuel T.Somerville, MA2 months ago

I have always hoped someone could come through and turn Reginas into a club, and I really hope it is Great Scott. Some of the best shows I've ever played and been too have been at GS. Let's work together to keep this business alive, and we can celebrate with a beer and a slice with live music. Sam Toabe, Doom Lover

Carl L.2 months agoGreat Scott Entrepreneur

Sam... my guy... Thanks so much, cant wait to get you guys on stage again, always love when it happens. We will defeat doubt and triumph over apathy together. It what it's always been about. I miss your band!!

Ryan W.West Roxbury, MA2 months ago

Great Scott has meant so much to Hallelujah The Hills over our 15 year existence. We're here to invest $400 from sales of last week's new single to put towards the effort of re-opening in a new location.

Carl L.2 months agoGreat Scott Entrepreneur

This is some awesomeness right here. Thank you Ryan and thanks to all the HtH guys for everything over the years. Can't wait to get your circus on stage again!

Matthew H.Medford, MA2 months ago

Boston needs The Gas!!!

Carl L.2 months agoGreat Scott Entrepreneur

You just said a mouthful. The Gas absolutely will remain a staple of the programming. Be there or be a idiot!

brandon c.Jamaica Plain, MA2 months ago

The people need a venue!

Carl L.2 months agoGreat Scott Entrepreneur

And the venue needs Brandons like you, sir. Thank you!

jeffrey S.2 months ago

Hello, this message is for Carl Lavin. Jeff Sullivan from the Boston Bulletin here. I'm reaching out because of the campaign to save/move Great Scott and I just wanted to do a quick update on the situation there. Please let me know at JSullivan@bulletinewspapers.com. Thanks!

Carl L.2 months agoGreat Scott Entrepreneur

Good talk Jeff and I'm looking forward to cringing at myself in an interview!

Kat D.Cambridge, MA2 months ago

I support the allston music scene

Carl L.2 months agoGreat Scott Entrepreneur

The Allston music scene fully supports you Kat! Thank you!

Gregory H.Brookline, MA2 months ago

Yay Great Scott!

Carl L.2 months agoGreat Scott Entrepreneur

And that's how you nail a message, succinct and straight to the point. Respect, Gregory.

Judy B.Roslindale, MA2 months ago

Fully invested owner ✔️ Historically relevant location ✔️ Revenue-generating contingency plan for phased reopening ✔️ PIZZA ✔️ The plan is good. The plan is sound. Proceed.

Carl L.2 months agoGreat Scott Entrepreneur

Judy, you're checking off a bunch of my boxes right here. Thanks for the support!

Erica M.Boston, MA2 months ago

I invested because it's important for the soul of a community to have local music venues. And the arts, especially music, are an integral part of Allston's culture.

Carl L.2 months agoGreat Scott Entrepreneur

Erica, you get it and I'm so glad to have you on board with the mission. Looking forward to rewarding your support.

Shawn L.Arlington, MA2 months ago

I received thos text. No email. What's this about? Hi Shawn, this is Aran over at Mainvest. I wanted to give you a heads up that we sent over an email that requires your attention! Great Scott recently amended its offering and we are required by law to receive confirmation from all investors or else we'll need to cancel the investment. You can confirm by replying to this text message, or by clicking the link in the email we sent you at slynch33@gmail.com. It could be in your spam folder. Have a great day!

katherine r.Jamaica Plain, MA2 months ago

I invested because I believe in live music! And one day, we will be able to gather together again in person at the new Great Scott.

Carl L.2 months agoGreat Scott Entrepreneur

Live music will always find a way. I'm glad that you want to team up to help it along, Katherine.

Zachary L.Milton, MA2 months ago

I've scammed my way into way more than my fair share of shows, played on some amazing bills, and had more fun at Great Scott than I feel worthy of having had. As the saying goes: "Take my money! Good luck everyone.

Carl L.2 months agoGreat Scott Entrepreneur

Still kinda short on the covering the shows bit there buddy, but I'll take it for now. I've got my eye on you going forward you better believe it.

Patrick C.Jamaica Plain, MA2 months ago

I can't wait to see live music again, and I can't wait for that to happen at Great Scott again. Good Luck, Carl and Tim. We love you.

Carl L.2 months agoGreat Scott Entrepreneur

We love your whole team over there Pat. Don't think I'm not requiring a Cignal reuinion when this all shakes out.

James Y.Scituate, MA2 months ago

I'm a Greater-Boston-area musician and lover of art and music and I want to see the scene survive and thrive as we move toward a post-COVID-19 tomorrow. Best wishes!

Carl L.2 months agoGreat Scott Entrepreneur

James, you're speaking my language right here and we won't let you down.

James M.Allston, MA2 months ago

Everyone should double your donation if possible. Then we can for sure hit the goal.

Carl L.2 months agoGreat Scott Entrepreneur

I was gonna say triple, but double will do. Thanks for the advocacy here James.

James M.Allston, MA2 months ago

Triple works! I just said double because if everyone did it would hit the max fundraising goal at the time I wrote this. Really excited to see

Melissa B.Allston, MA2 months ago

I supported this to keep the arts going in our community.

Carl L.2 months agoGreat Scott Entrepreneur

Melissa B? More like MELISSA B. AWESOME! (see what I did there?) Thanks for this and for recognizing what Allston needs to be about.

Scott N.Boston, MA2 months ago

I invested because this venue is amazing, and I hope it continues to exist in some form.

Carl L.2 months agoGreat Scott Entrepreneur

NOW who's the Great Scott? It's YOU! Thank you.

Fran H.Jamaica Plain, MA2 months ago

Really hope this works out!

Carl L.2 months agoGreat Scott Entrepreneur

It's hard to find a flaw in this sentiment. Thanks, Fran.

Morgan G.Allston, MA2 months ago

I've attended countless shows at Great Scott over the past 10 or so years. Over that time, I've seen Allston change, as cities do, but I dreaded a future Allston without independent music. I remember seeing cops pose as college kids to find the secret house shows and kill them off one by one. I remember seeing the dream of Allston Rock City Hall grow and die. Seeing live music, what I feel is an integral part of the soul of Allston, treated as a public nuisance easier to be rid of than our rat population, has... well, it has sucked. When the news came about Great Scott, it was definitely a blow. So many of the acts I saw there would have been too small or too weird for Boston's others venues, but had been a perfect fit at GS. I saw many friends play there over the years, from Boston and elsewhere. Where would these bands play otherwise? I am so heartened by the chance for Great Scott to take over the Regina space. Even if in a few years that dark corner of long-vacant spots is destined to be a new condo capital, I hope that GS in the historic train station will not be a placeholder, but a corner stone. For me, music is Allston's culture, and venues are the heart. Venues keep a neighborhood vibrant and alive, even as those neighborhoods change with the times. Long live Great Scott!

Carl L.2 months agoGreat Scott Entrepreneur

Legit speechlees. I hope to make you proud, Morgan, Thank you.

Richard E.Medford, MA2 months ago

I'm curious -- the 'Liquor License Acquisition Costs' for target vs maximum raise differ by almost $130K (the large majority of the difference between the target and maximum raise). Why is that?

Anthony A.2 months ago

exactly.

Leila S.Austin, TX2 months ago

I hadn't noticed this and am also having trouble understanding that. Would love an explanation!

Gregory M.Allston, MA2 months ago

If we can pull this off, it will be legendary. Let's do this!

Carl L.2 months agoGreat Scott Entrepreneur

No less than the legend that is Allston Rock City deserves. The heart keeps beating and the walls keep shaking thanks to you.

Ruben L.Seattle, WA2 months ago

I invested because places like this are what keeps creativity and culture thriving. I have many cherished memories and happy to be apart of keeping this alive.

Carl L.2 months agoGreat Scott Entrepreneur

So humbled and grateful to have you alongside in the fight. We'll save Boston from itself and we'll do it together. Thanks Ruben.

Jeff H.2 months ago

Best of luck to you guys! I used to go to Great Scott's every Thursday night in the early '90s to see The Candles (aka Chuck & Helen) - to this day, some of the best times of my life. Dinner at El Phoenix Room and music at Great Scotts. Probably a big reason I am in a band today - I will follow your progress and be a supporter!

Carl L.2 months agoGreat Scott Entrepreneur

I love how much Great Scott has meant to so many people over all the years and this sums it up perfectly. Thank you Jeff.

Heather Y.BOSTON, MA2 months ago

Get after in Carl, we have the power to build the city we want to see. Best of luck, wish I could invest more...trying to get my next big step going.

Carl L.2 months agoGreat Scott Entrepreneur

Get Top Shelf Cookies into my facehole RIGHT NOW! Congratulations on being yet another Mainvest success story! I can't wait for the Mainvest family party at Great Scott as soon as it can happen.

Marie H.Salem, MA2 months ago

I attended a terrific theater piece there last year.

Carl L.2 months agoGreat Scott Entrepreneur

This rules! I'm really proud of how many different types of performances have happened at Great Scott over the years and I'm glad to hear you enjoyed your experience.

John S.Somerville, MA3 months ago

Congrats on 129% coinage! Captain Carl of the C series funding! Have yourself a time picking out a new location for Greater Scott :)

Carl L.2 months agoGreat Scott Entrepreneur

Anyone who knows me well knows I go for allitertion in a big way and this is some outstanding work right here. Warm welcoming wishes whenever we will!

Mark S.Brookline, MA4 months ago

I'm a little confused by your last post. Do the owners of the property already have plans lined up to convert the space and if that falls through, Great Scott may get a chance to procure the lease?

Aram S.Boston, MA5 months ago

Best of Luck! Hoping to see this valuable business succeed and thrive

Carl L.4 months agoGreat Scott Entrepreneur

Thank you Aram! I agree with you here.

brandon c.Jamaica Plain, MA5 months ago

Go Carl! My old band Gatsby played Great Scott way back when it first made the switch. Was always the best place to play. Best sound, best crowds. Glad to have this opportunity to try and help keep live local music in Boston. -brandon (Gatsby, The Longwalls, Static Motor Recordings).

Carl L.4 months agoGreat Scott Entrepreneur

Brandon, thanks for your support here and for being a part of it from the start. Love this story and thank you!

Francois D.Brookline, MA5 months ago

First thank you Carl for picking up the torch with gusto. Then the crew at Mainvest and hopefully Oak Hill... Your closed doors leave a gaping hole in the local music scene: Where else will we hear and meet exciting bands?

Carl L.4 months agoGreat Scott Entrepreneur

Francois, this is awesome. I hope we get to hear and meet bands on a checkerboard floor in Allston!

Jesse V.Beverly, MA5 months ago

Love Carl. Love Great Scott. You guys have been such a big part of helping me and my bands. Hopefully my contribution will help you guys continue on and help others in the same way.

Carl L.4 months agoGreat Scott Entrepreneur

Aww, Jesse thanks for everything now and then. Really appreciate you being a part of it all along.

Per B.West Roxbury, MA5 months ago

For our daughter Nora's high school graduation, and the future of live music in Boston!

Carl L.4 months agoGreat Scott Entrepreneur

This is amazing, thank you! And Congrats Nora!

Elliot P.Boston, MA5 months ago

Long live Great Scott! - Elliot Page Music Lessons (owner) The Forest Effect (vocals/guitar) Vic Firecracker (guitar/b.vox)

Carl L.5 months agoGreat Scott Entrepreneur

Thanks Elliot, that's exactly the idea!

Jennifer S.Medford, MA5 months ago

GoCarlGo!

Jennifer S.Medford, MA5 months ago

Investing in my friend and my city. THE BRAND IS STRONG

Carl L.5 months agoGreat Scott Entrepreneur

You know the vibes! Thanks Jen!

Derek D.Brighton, MA5 months ago

From Midnight Werewolf Records & Fans

Carl L.5 months agoGreat Scott Entrepreneur

Thank team Midnight Wereworlf!

John S.Somerville, MA5 months ago

Great Scott Rocks! Carl sure can captain this ship into another half-century!

Carl L.5 months agoGreat Scott Entrepreneur

Appreciated John!

Erin D.Medford, MA5 months ago

You've given so much to the Boston music community; investing is the least I could do to help sustain your work. Thanks for taking up this cause, Carl!

Carl L.5 months agoGreat Scott Entrepreneur

Wow, thanks Erin!

Brittany Q.Woburn, MA5 months ago

Great Scott is a vital part of Allston and the music community. I'm so excited to invest in a staple like this venue.

Carl L.5 months agoGreat Scott Entrepreneur

So very appreciated, thanks Brittany!

Aaron M.Cleveland Heights, OH5 months ago

Love this Carl! Glad to be able to be a part of this!

Carl L.5 months agoGreat Scott Entrepreneur

Aaron! Thanks so much for this and for all the performances and support over the years!

Eric K.Boston, MA5 months ago

What ongoing costs is the business accruing while shut down? Is there lease liability mounting, or will you have to sign a lease soon and pay rent while not being open for an unknown amount of time? Basically, what's the business case look like if the lockdown continues for 2 months vs 8 months before you can reopen?

Carl L.5 months agoGreat Scott Entrepreneur

Until the lease is secured, there's no mounting liability and there's no current understanding as to when lease payments would be expected to start if the lease application is accepted. Once the bar/restaurant phase or reopening is reached, it will be able to reopen as just a bar, likely at reduced capacity and will be able generate income without the the typical programming which will bridge the gap until the full capacity and live music components can be reinstated.

Eric K.Boston, MA5 months ago

Sounds great, thanks!

Richard E.Medford, MA5 months ago

Love that this is happening. Question for Carl / Chowderquake - in the unfortunate case that this does short-circuit (can't acquire a new lease, etc) before the funds are spent, will investors get any portion of their money back? What will Chowderquake do?

Carl L.5 months agoGreat Scott Entrepreneur

Hi Rich! In the event that the lease cannot be secured, 100% of the investments will be returned to the investors. Please let me know if you have any other questons and thanks for your interest!

Richard E.Medford, MA5 months ago

Thanks for confirming!

Leila S.Austin, TX5 months ago

Defend Allston!

Carl L.5 months agoGreat Scott Entrepreneur

Endorsed!

John S.Somerville, MA5 months ago

2nded

Daniel G.Watertown, MA5 months ago

THANK YOU CARL!!!

Carl L.5 months agoGreat Scott Entrepreneur

Thank YOU Dan!

Zach B.Medford, MA5 months ago

A glimmer of hope!

Carl L.5 months agoGreat Scott Entrepreneur

Thank you Zach!

Benjamin M.Medford, MA5 months ago

This venue can't go away. It just can not. I like having a sliver of hope again.

Carl L.5 months agoGreat Scott Entrepreneur

I agree, thanks Benjamin!

Matthew M.Dorchester, MA5 months ago

Let's goooooooooooooooooooooo!

Carl L.5 months agoGreat Scott Entrepreneur

I'm on board with this sentiment, thanks Matthew!

Mark D.Billerica, MA5 months ago

Rock n roll

Carl L.5 months agoGreat Scott Entrepreneur

Damn straight. Thanks Mark!

Dicky s.Allston, MA5 months ago

THANK YOU CARL!!!

Carl L.5 months agoGreat Scott Entrepreneur

Thanks right back at you Dicky!

Jeffrey V.Allston, MA5 months ago

THANK YOU CARL

Carl L.5 months agoGreat Scott Entrepreneur

I thank YOU Jeffrey!

Tom C.Brighton, MA5 months ago

I've never been more excited to invest in something.

Carl L.5 months agoGreat Scott Entrepreneur

That rules, thanks Tom!

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